Exhibit 99.11

Request lD:	017427915	Province of Ontario	Date Report Produced: 2015/03/16
Demande n°:		Province de I’Ontario	Document produit le:
Transaction ID:	057043207	Ministry of Government Services	Time Report Produced: 16:30:12
Transaction n°:		Ministére des Services gouvernementaux	Imprimé à:
Category ID:	CT
Catégories

Certificate of Incorporation

Certificat de constitution

This is to certify that	Ceci certifie que

CANNTRUST HOLDINGS INC.

Ontario Corporation No.	Numéro matricule de la personne morale en
Ontario

002458088

is a corporation incorporated, under the laws of the Province of Ontario. These articles of incorporation are effective on	est une société constituée aux termes des lois de la province de I'Ontario. Les présents statuts constitutifs entrent en vigueur le

MARCH 16 MARS, 2015

Director/Directeur

Business Corporations Act/Loi sur les sociétés par actions

Page: 1

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario
17427915	2458088

FORM 1		FORMULE NUMERO 1

BUSINESS CORPORATIONS ACT	/	LOI SUR LES SOCI.ETES PAR ACTIONS

ARTICLES OF INCORPORATION

STATUTS CONSTITUTIFS

1.	The name of the corporation is: CANNTRUST HOLDINGS INC.	Dénomination sociale de la compagnie:

2.	The address of the registered office is: C/O ERIC PAUL 3280 LANGSTAFF ROAD UNTIT 1	Adresse du siége social:

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.) (Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

VAUGHAN CANADA (Name of Municipality or Post Office) (Nom de la municipalité ou du bureau de poste)	ONTARIO L4K 4Z8 (Postal Code/Code postal)

3.	Number (or minimum and maximum number) of directors is:	Nombre (ou nombres minimal et maximal) d'administrateurs;
	Minimum 1	Maximum 10

4.	The first director(s) is/are: First name, initials and surname Prénom, initiales et nom de famille Address for service, giving Street & No. or R.R. No., Municipality and Postal Code

Premier (s) administrateur (s) :

Resident Canadian State Yes or No

Résident Canadien Oui/Non

Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et la code postal

*	MITCHELL J.	YES
SANDERS
40 SHEPPARD AVENUE WEST Suite 700

TORONTO ONTARIO
CANADA M2N 6K9

Page: 2

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario
17427915	2458088

5.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

There are no such restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

6.	The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

An unlimited number of Common Shares without par value.

Page: 3

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario
17427915	2458088

7.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series: Droits, priviléges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut étre émise en séries

None

Page: 4

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario
17427915	2458088

8.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

No shares shall be transferred without the consent of the board of directors evidenced by a resolution or by their consent in writing.

Page: 5

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario
17427915	2458088

9.	Other provisions, (if any, are):

Autres dispositions, s'il y a lieu:

(a)   That the board of directors may from time to time, in such amounts and on such terms as it deems expedient:

(i)   borrow money on the credit of the Corporation;

(ii)   issue, reissue, sell or pledge debt obligations (including bonds, debentures, notes or other evidences of indebtedness or guarantee, secured or unsecured) of the Corporation;

(iii)   to the extent permitted by the Business Corporations Act (as from time to time amended) give directly or indirectly financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(iv)   charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

(b)   To the extent permitted by the Business Corporations Act (as from time to time amended), that the board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

(c)   That the outstanding securities of the Corporation are beneficially owned, directly or indirectly, by not more than fifty persons or companies, exclusive of:

(i)   persons or companies that are, or at the time they last acquired securities of the Corporation were, accredited investors (as defined under applicable Ontario securities laws, as may be amended from time to time); and

(ii) current or former directors, officers or employees of the Corporation or a corporation, company, syndicate, partnership, trust or unincorporated organization (each, an "Entity") affiliated (as defined under applicable Ontario securities laws, as may be amended from time to time) with the Corporation, or current or former consultants (as defined under applicable Ontario securities laws, as may be amended from time to time), who in each case beneficially own only securities of the Corporation that were issued

Page: 6

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario
17427915	2458088

9.	Other provisions, (if any, are):

Autres dispositions, s'il y a lieu:

as compensation by, or under an incentive plan of, the Corporation or an Entity affiliated with the Corporation;

provided that:

(A)   two or more persons who are the joint registered holders of one or more securities of the Corporation shall be counted as one beneficial owner of those securities; and

(B)   an Entity shall be counted as one beneficial owner of the securities of the Corporation unless such Entity has been created or is being used primarily for the purpose of acquiring or holding securities of the Corporation, in which event each beneficial owner of an equity interest in the Entity or each beneficiary of the Entity, as the case may be, shall be counted as a separate beneficial owner of those securities of the Corporation.

(d)   That subject to the provisions of the Business Corporations Act, the Corporation shall have a lien on the shares registered in the name of a shareholder who is indebted to the Corporation to the extent of such debt.

(e)   That subject to the provisions of the Business Corporations Act, the Corporation may purchase any of its issued shares.

Page: 7

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario
17427915	2458088

10.	The names and addresses of the incorporators are Nom et adresse des fondateurs

First name, initials and last name	Prénom, initiale et nom de
or corporate name	famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code

Domicile élu, adresse du siége social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

*	MITCHELL J. SANDERS
40 SHEPPARD AVENUE WEST Suite 700

TORONTO ONTARIO
CANADA M2N 6K9